SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: October 23, 2009

List of materials

Documents attached hereto:

i) Statement entitled "U.S. DOJ INVESTIGATION OF OPTICAL DISK DRIVE BUSINESS"

Sony Corporation
October 23, 2009

U.S. DOJ INVESTIGATION OF OPTICAL DISK DRIVE BUSINESS

Tokyo, October 23, 2009 – Sony Corporation said today that its U.S. subsidiary, Sony Optiarc America Inc., has received a subpoena from the U.S. Department of Justice (DOJ) Antitrust Division seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Sony intends to cooperate fully with the DOJ and other agencies in this inquiry.

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